Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 28, 2020    DATE, TIME AND PLACE: On April 28, 2020 at 11:00 a.m. in the auditorium of the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary. QUORUM: Stockholders representing 92.09% of the common shares and 31.75% of the preferred shares of the Company’s capital. LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and a representative of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: Published in the O Estado de S. Paulo newspaper on March 28, 2020 (page B5), March 30, 2020 (page B4), and March 31, 2020 (page B7), and in the Diário Oficial do Estado de São Paulo – Caderno Empresarial (Official Gazette of the State of São Paulo – Corporate Section) on March 28, 2020 (page 191), March 31, 2020 (Page 288) and April 1, 2020 (page 87). NOTICE TO STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76. REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders during the Meeting. RESOLUTIONS MADE: 1. Stockholders were informed that these minutes would be drafted in a summarized format. 2. The publication of the minutes omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law 6.404/76, was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market.

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AGENDA OF THE ANNUAL GENERAL STOCKHOLDERS' MEETING:

3. It approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2019, together with the Management and Independent Auditor's reports, the Opinion of the Fiscal Council and the Summary of the Audit Committee's Report, which were published on February 20, 2020 in the *O Estado de S. Paulo* newspaper (pages B21 to B35) and in the *Diário Oficial do Estado de São Paulo* (Official Gazette of the State of São Paulo) (pages 5 to 33). The Balance Sheet and other Financial Statements related to the six-month period ended June 30, 2019 were published in the *O Estado de S. Paulo* newspaper on August 15, 2019 (pages B17 to B29).

4. It approved the allocation of net income for 2019 in the total amount of R$26,711,679,555.39, as follows:

a) R$1,335,583,977.77 to the Legal Reserve account; and

b) R$19,597,200,000.00 for payment of dividends and interest on capital in accordance with Article 9 of Law 9,249/95, of which R$18,777,004,098.98 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary dividends and also that their payment had already been made.

4.1. It ratified the resolutions of the Board of Directors with respect to the interim payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2019, and also of the additional dividends and interest on capital declared on July 29, 2019, November 28, 2019 and February 10, 2020, all of which have been effectively paid.

4.2. It approved the allocation of R$5,778,895,577.62 and R$41,874,210.89 to the Statutory Profit Reserve, related to the net income for the year and the dividends and interest on capital forfeited over the year, respectively.

5. It was recorded that the Board of Directors' performance was evaluated both as a joint body and individually and in light of its good performance during the period, as well as the constant attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy for the Nomination of Management Members, the majority stockholder has proposed the provision of 12 seats on the Board of Directors through the **reelection**, on an individual basis, of Ms. ANA LÚCIA DE MATTOS BARRETTO VILLELA and Messrs. ALFREDO EGYDIO SETUBAL, FÁBIO COLLETTI BARBOSA, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOÃO MOREIRA SALLES, JOSÉ GALLÓ, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and the **election** of Mr. FREDERICO TRAJANO INÁCIO RODRIGUES, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected by the Annual General Stockholders' Meeting of 2021, so that the Board of Directors will be composed of:

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer's

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Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo at Avenida Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942;

ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000;

FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4ºandar, Itaim Bibi, CEP 04538-132;

FREDERICO TRAJANO INÁCIO RODRIGUES, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 23.942.040-8 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 253.929.608-47, domiciled in the city and state of São Paulo at Rua Amazonas da Silva, 27, Vila Guilherme, CEP 02051-000;

GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000;

JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 295.520.008-58, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132;

JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/RS) No. 6011890834 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Avenida Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400;

MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Individual Taxpayer's Registry (CPF) under No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4ºandar, Itaim Bibi, CEP 04538-132;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Avenida Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer's Registry (CPF) under

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No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132;

RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 252.398.288-90, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, 4º andar, Itaim Bibi, CEP 04538-132; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132.

5.1. Next, the Meeting approved the following records:

5.1.1 It recorded that all those elected to the Board of Directors:(i) have submitted the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in current regulation, particularly Resolution No. 4,122/12 of the National Monetary Council ("CMN") and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission ("CVM"), including clearance certificates, and all these documents were filed with the Company's head office; and (ii) will be vested in their positions following the ratification of their election by the Central Bank of Brazil ("BACEN").

5.1.2 In compliance with the best corporate governance practices, members Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes are independent members of the Board of Directors.

6. It approved the election of members to the Fiscal Council for the next annual term of office. The following members (i) were reelected by appointment of the majority stockholder as effective members, Messrs. **ALKIMAR RIBEIRO MOURA**, Brazilian, divorced, economist, bearer of Identity Card (RG-SSP/SP) No. 5.342.714-2 and enrolled with the Brazilian Taxpayer's Registry (CPF) under No. 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11º andar, Bela Vista, CEP 01332-000, and **JOSÉ CARUSO CRUZ HENRIQUES**, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 4.329.408 and enrolled with the Brazilian Taxpayer's Registry (CPF) under No. 372.202.688-15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234-001; and as alternate members, Messrs. **JOÃO COSTA**, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and **REINALDO GURREIRO**, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 6.156.523-4 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 503.946.658-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344- 902; and (ii) were elected by appointment of stockholder Caixa de Previdência dos Funcionários do

Banco do Brasil—PREVI, as holder of preferred shares, as effective member, Mr. EDUARDO AZEVEDO DO VALLE, Brazilian, married, engineer, bearer of Identity Card (RG-Detran/RJ) No. 03.483.261-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under No 598.809.967-04, domiciled in the city and state of Rio de Janeiro at Rua Joathur Bueno, 190, Barra da Tijuca, CEP 22631-160; and, as an alternate member Mr. RENE GUIMARÃES ANDRICH, Brazilian, married, business administrator, bearer of Identity Card (RG-II/PR) 4.731.855-6 and enrolled with the Individual Taxpayer’s Registry CPF) under No. 709.926.659-49, domiciled in the city of Curitiba, state of Paraná, at Rua Alberto Folloni, 749, apartamento 204, Ahú, CEP 80540-000. The aforementioned members will make up the Company’s Fiscal Council for an annual term of office expiring as of the date of the Annual General Stockholders’ Meeting of 2021. 7. It recorded the submission, by the elected members of the Fiscal Council, of the documents supporting compliance with the eligibility requirements in accordance with Article 162 of Law No. 6,404/76. 8. It approved the proposal for the establishment of the aggregate amount of R$380,000,000.00 for compensation of the members of the Board of Directors and the Executive Board for fiscal year 2020, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian currency, in shares of the Company or in another form that management deems convenient. 9. It approved the proposal of individual monthly compensation of R$15,000.00 for effective members and of R$6,000.00 for alternate members of the Fiscal Council. AGENDA OF THE EXTRAORDINARY GENERAL MEETING 10. The Corporate Bylaws were amended to include items 5.3 and 5.3.1 to formalize the possibility of the Company taking out civil liability insurance or entering into an indemnity contract in favor of its management members, the management members of its controlled companies, employees who hold a management position in the Company or its controlled companies, as well as those individuals formally nominated to hold management positions in other entities. 11. The Corporate Bylaws were consolidated to document the amendments provided for in the aforementioned item, which will be effective as initialed by the Chair after the resolutions of this Meeting are ratified by the Central Bank. REMOTE VOTING: It recorded the receipt of 675 remote voting ballots in the period between March 30, 2020 until April 24, 2020, duly computed and consolidated in the Final Voting Map. QUORUM FOR THE RESOLUTIONS: Resolutions were adopted by a majority of votes, as presented in the Final Voting Map attached to the minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor’s reports, Opinion of the Fiscal Council and summary of the Audit Committee’s Report. The Proposal of the Board of Directors made available on March 27, 2019, the Voting Maps, the Votes cast and the Statements of Vote submitted by the Company’s Stockholders were also filed at the Company’s head office and certified by the Chair. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 28, 2020. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues – Secretary.    ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Authorized Capital: up to 13,176,900,000 shares Subscribed and Paid-in Capital R$ 97,148,000,000.00 – 9,804,135,348 shares BYLAWS Article 1 – DENOMINATION, TERM AND HEAD OFFICE – The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2 – OBJECTIVE – The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions. Article 3 – CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76). 3.2. Purchase of Share Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies. 3.3. Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law may be charged to stockholders. 3.4. Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand. 4.1. The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Meetings. 4.3. The following is the exclusive prerogative of the General Meeting: a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members – In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS – The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.

6.5. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors. 6.6. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election. 6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members. 6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent on the Board of Directors: I. to establish the general guidelines of the company; II. to elect and remove from office the company’s Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting; VII. to decide on budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. to make decisions on payment of interest on stockholders’ equity; XI. to decide on buyback operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either the cancellation or the sale of these shares; XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;0} XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities by the company; XIX. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.; and XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the latter scenario. Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for the exercise of a member of the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”. 7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest; 7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment; 7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3; 7.1.5. The Audit Committee members shall remain in their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for receiving his/her compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President. 8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management. 8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed. 8.2. It is incumbent on the Compensation Committee to: I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the compensation policy for the company’s members of management; III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting; V. evaluate future internal and external scenarios and their possible impacts on management compensation policy; VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010. 8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years. Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions; 9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Director-General or by the Vice President appointed by him/her; 9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer; 9.4. The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office; 9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies. 10.1. In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies. 10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer. 10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1; 10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms. 10.3. The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors. Article 11 – FISCAL COUNCIL – The company will have a Fiscal Council, to function on a permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows: 13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock. 13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares. 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus 15.1. The Reserve will be made up with funds: a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No.6.404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the balance of the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76. 15.3. The reserve will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders. Article 16 –BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type. Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 | A Publicly Listed Company

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution at its and Annual and Extraordinary Stockholders' Meeting held on April 28, 2020 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2019:		Approve	4,564,406,526	99.98000
			Reject	-	-
			Abstain	797,042	0.01000
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2lIC3Q==&linguagem=en		Approve	4,564,739,976	99.98000
			Reject	-	-
			Abstain	463,592	0.01000
3	Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders:		Approve	4,563,944,154	99.97000
			Reject	795,822	0.01000
			Abstain	463,592	0.01000
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	2,200,799	0.04000
			No	4,544,809,070	99.55000
			Abstain	17,966,699	0.39000
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs).	Alfredo Egydio Setubal	Approve	4,562,865,077	99.95000
			Reject	1,874,899	0.04000
			Abstain	-	-
		Ana Lúcia de Mattos Barretto Villela	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		Fábio Colletti Barbosa (Independent member)	Approve	4,564,739,976	100.00000
			Reject	-	-
			Abstain	-	-
		Frederico Trajano Inácio (Independent member)	Approve	4,564,739,976	100.00000
			Reject	-	-
			Abstain	-	-
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	4,562,865,077	99.95000
			Reject	1,874,899	0.04000
			Abstain	-	-
		João Moreira Salles	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		José Galló (Independent member)	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		Marco Ambrogio Crespi Bonomi (Independent member)	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		Pedro Moreira Salles	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		Ricardo Villela Marino	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-
		Roberto Egydio Setubal	Approve	4,564,655,876	99.99000
			Reject	84,100	0.00000
			Abstain	-	-

6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.]		Yes	4,546,514,774	99.59000
			No	-	-
			Abstain	18,461,794	0.40000
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		3,022,243	7.92000
		Ana Lúcia de Mattos Barretto Villela		3,201,322	8.39000
		Fábio Colletti Barbosa (Independent member)		3,243,372	8.50000
		Frederico Trajano Inácio (Independent member)		3,243,372	8.50000
		Gustavo Jorge Laboissière Loyola (Independent member)		3,018,698	7.92000
		João Moreira Salles		3,197,777	8.39000
		José Galló (Independent member)		3,197,777	8.39000
		Marco Ambrogio Crespi Bonomi (Independent member)		3,197,777	8.39000
		Pedro Luiz Bodin de Moraes (Independent member)		3,197,777	8.39000
		Pedro Moreira Salles		3,197,777	8.39000
		Ricardo Villela Marino		3,197,777	8.39000
		Roberto Egydio Setubal		3,197,777	8.39000
8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	15,009,548	0.32000
			No	413,795	0.00000
			Abstain	4,544,828,484	99.66000
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	15,009,548	0.32000
			No	3,795	0.00000
			Abstain	4,545,238,484	99.67000
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	954,997,402	65.79000
			No	267,035,283	18.39000
			Abstain	229,345,268	15.80000
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	1,052,771,530	72.53000
			No	230,501,817	15.88000
			Abstain	168,104,606	11.58000
12	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (effective) / João Costa (alternate)	Approve	4,564,739,976	99.98000
			Reject	-	-
			Abstain	463,592	0.01000
		José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (alternate)	Approve	4,564,739,976	99.98000
			Reject	-	-
			Abstain	463,592	0.01000
13	Separate election of the fiscal council - Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights without voting or restricted voting rights	Eduardo Azevedo do Valle (effective) / Rene Guimarães Andrich (alternate)	Approve	1,459,362,287	95.54000
			Reject	9,816,452	0.64000
			Abstain	58,189,561	3.80000
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:		Approve	4,563,860,054	99.97000
			Reject	879,922	0.01000
			Abstain	463,592	0.01000
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	4,564,329,976	99.98000
			Reject	410,000	0.00000
			Abstain	463,592	0.01000
Item	**Description - extraordinary agenda**		**Voting**	**Number of shares**	**% over total voting**
16	Amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company take out civil liability insurance (D&O) or entering into an indemnity contract in favor of its directors and officers:		Approve	4,549,266,775	99.6300
			Reject	14,996,504	0.3200
			Abstain	1,862,827	0.0400
17	Consolidate the Bylaws, with the amendments mentioned above:		Approve	4,549,266,775	99.6300
			Reject	14,996,504	0.3200
			Abstain	1,862,827	0.0400

(*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders' Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 28, 2020.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations

CNPJ. 60.872.504/0001-23

ITAÚ UNIBANCO HOLDING S.A.

A Publicly Listed Company

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual and Extraordinary Stockholders' Meeting held on April 28, 2020, at 11 a.m., of **Itaú Unibanco Holding S.A.**, a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations																																							
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	13	14	15	16	17
05.479.XXX/XXXX-XX	84.100	11.173.765	Ap.	Ap.	Ap.	No	Rej.	Rej.	Ap.	Ap.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Yes	-	-	42.050	42.050	-	-	-	-	-	-	-	-	Abs.	Yes	No	Yes	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.
05.479.XXX/XXXX-XX	1.462.199	16.349.395	Ap.	Ap.	Ap.	Yes	Rej.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	146.219	146.219	146.219	-	146.219	146.219	146.219	146.219	146.219	146.219	146.219	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
05.839.XXX/XXXX-XX	465.400	5.233.413	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	No	No	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
05.839.XXX/XXXX-XX	4.260.700	23.571.313	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.840.XXX/XXXX-XX	414.109	4.059.008	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
05.986.XXX/XXXX-XX	26.800	2.525.948	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
05.987.XXX/XXXX-XX	131.100	1.216.190	Ap.	Ap.	Ap.	Yes	Rej.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	13.110	13.110	13.110	-	13.110	13.110	13.110	13.110	13.110	13.110	13.110	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
07.140.XXX/XXXX-XX	3.795	27.144	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	No	No	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
07.247.XXX/XXXX-XX	74.017	685.468	Ap.	Ap.	Rej.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	6.165	6.165	6.165	6.165	6.165	6.165	6.165	6.165	6.165	6.165	6.165	6.165	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.
07.496.XXX/XXXX-XX	1.476.359	13.245.417	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
08.857.XXX/XXXX-XX	875.463	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	Ap.	-	Ap.	Ap.	Rej.	Rej.
09.063.XXX/XXXX-XX	317.000	2.938.375	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
09.294.XXX/XXXX-XX	33.000	1.212.879	Ap.	Ap.	Rej.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	2.748	2.748	2.748	2.748	2.748	2.748	2.748	2.748	2.748	2.748	2.748	2.748	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.
09.470.XXX/XXXX-XX	72.700	360.650	Ap.	Ap.	Ap.	Yes	Rej.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	7.270	7.270	7.270	-	7.270	7.270	7.270	7.270	7.270	7.270	7.270	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
10.798.XXX/XXXX-XX	6.005	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	Ap.	-	Ap.	Ap.	Rej.	Rej.
11.100.XXX/XXXX-XX	529.605	0	Ap.	Ap.	Rej.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	44.116	44.116	44.116	44.116	44.116	44.116	44.116	44.116	44.116	44.116	44.116	44.116	Abs.	Yes	-	-	Ap.	Ap.	-	Rej.	Ap.	Ap.	Ap.
11.324.XXX/XXXX-XX	8.200	76.339	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
12.094.XXX/XXXX-XX	124.800	1.144.273	Ap.	Ap.	Ap.	Yes	Rej.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	12.480	12.480	12.480	-	12.480	12.480	12.480	12.480	12.480	12.480	12.480	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
12.120.XXX/XXXX-XX	19.900	183.336	Ap.	Ap.	Rej.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	1.657	1.657	1.657	1.657	1.657	1.657	1.657	1.657	1.657	1.657	1.657	1.657	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.
13.066.XXX/XXXX-XX	1.110.293	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	Ap.	-	Ap.	Ap.	Abs.	Abs.
14.541.XXX/XXXX-XX	269.300	2.827.238	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
14.809.XXX/XXXX-XX	2.090	22.450	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
17.718.XXX/XXXX-XX	288.942	2.661.048	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
18.407.XXX/XXXX-XX	139.300	4.949.463	Ap.	Ap.	Rej.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	11.603	11.603	11.603	11.603	11.603	11.603	11.603	11.603	11.603	11.603	11.603	11.603	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.
18.830.XXX/XXXX-XX	25.900	247.623	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	No	No	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
19.260.XXX/XXXX-XX	741.832	381.610	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
21.273.XXX/XXXX-XX	156.324	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	Ap.	-	Ap.	Ap.	Rej.	Rej.
24.528.XXX/XXXX-XX	14.800	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	Ap.	-	Ap.	Ap.	Rej.	Rej.
25.454.XXX/XXXX-XX	316.600	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	Ap.	-	Ap.	Ap.	Rej.	Rej.
26.311.XXX/XXXX-XX	8.700	40.550	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
27.277.XXX/XXXX-XX	4.352	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	Ap.	-	Ap.	Ap.	Rej.	Rej.
28.360.XXX/XXXX-XX	228	2.099	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	No	No	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
28.990.XXX/XXXX-XX	205.900	1.874.400	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
29.322.XXX/XXXX-XX	4.391.092	42.786.623	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
31.240.XXX/XXXX-XX	23.000	240.378	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
31.577.XXX/XXXX-XX	1.900	17.900	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
32.329.XXX/XXXX-XX	96.773	2.105.375	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
97.539.XXX/XXXX-XX	23.000	208.294	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
97.540.XXX/XXXX-XX	2.129.895	79.504.489	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
03.707.XXX/XXXX-XX	410.000	460.000	Ap.	Ap.	Ap.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	No	Abs.	No	Abs.	Ap.	Ap.	Rej.	Ap.	Rej.	Ap.	Ap.
04.676.XXX/XXXX-XX	2.564.084.404	0	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.
61.532.XXX/XXXX-XX	1.943.906.577	169.323	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
59.573.XXX/XXXX-XX	12.266.374	1.503.043	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	1.023.015	1.023.015	1.023.015	1.023.015	1.021.788	1.021.788	1.021.788	1.021.788	1.021.788	1.021.788	1.021.788	1.021.788	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
52.041.XXX/XXXX-XX	14.312.819	8.033.716	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	1.193.689	1.193.689	1.193.689	1.193.689	1.192.257	1.192.257	1.192.257	1.192.257	1.192.257	1.192.257	1.192.257	1.192.257	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
61.544.XXX/XXXX-XX	8.863.879	10.254	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	739.247	739.247	739.247	739.247	738.361	738.361	738.361	738.361	738.361	738.361	738.361	738.361	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
856.068.XXX-XX	227.000	0	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.
11.311.XXX/XXXX-XX	294.489	2.705.515	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
14.494.XXX/XXXX-XX	8.292	74.050	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
27.866.XXX/XXXX-XX	5.523	146.682	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
97.539.XXX/XXXX-XX	25.146	9.853.631	Abs.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	Yes	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.
08.973.XXX/XXXX-XX	179.753	2.146.448	Abs.	Abs.	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Ap.	Abs.	Abs.	Abs.	Abs.
05.775.XXX/XXXX-XX	2.400	31.456	Abs.	Abs.	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Ap.	Abs.	Abs.	Abs.	Abs.
11.052.XXX/XXXX-XX	120.700	91.300	Abs.	Abs.	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Ap.	Abs.	Abs.	Abs.	Abs.
10.418.XXX/XXXX-XX	160.739	1.899.868	Abs.	Abs.	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Ap.	Abs.	Abs.	Abs.	Abs.
05.838.XXX/XXXX-XX	0	200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	-	-	-	-
05.838.XXX/XXXX-XX	0	23.375.652	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	-	-	-	-
05.838.XXX/XXXX-XX	0	109.030	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	-	-	-	-
05.838.XXX/XXXX-XX	0	528.145	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	172.181	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	Ap.	-	-	-	-

Balance     Deliberations         Balance of        CPF/CNPJ Preferred    Common Shares    Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 05.839.XXX/XXXX-XX 0 664.900 Yes Yes Ap. 05.839.XXX/XXXX-XX 0 340.528 Yes Yes Ap. 05.839.XXX/XXXX-XX 0 124.732 Yes Yes Ap. 05.839.XXX/XXXX-XX 0 827.223 Yes Yes Ap. 05.840.XXX/XXXX-XX 0 372.793 Yes Yes Ap. 05.840.XXX/XXXX-XX 0 5.256.048 Yes Yes Ap. 05.840.XXX/XXXX-XX 0 15.568.141 Yes Yes Ap. 05.840.XXX/XXXX-XX 0 8.157.739 Yes Yes Ap. 05.985.XXX/XXXX-XX 0 2.915.122 Yes Yes Ap. 05.986.XXX/XXXX-XX 0 910.493 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 42.950 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 997.172 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 154.555 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 3.000 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 10.600 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 967.860 Yes Yes Ap. 05.987.XXX/XXXX-XX 0 1.074.200 Yes Yes Ap. 06.105.XXX/XXXX-XX 0 776.378 Yes Yes Ap. 06.239.XXX/XXXX-XX 0 898.137 Yes Yes Ap. 06.541.XXX/XXXX-XX 0 1.107.231 Yes Yes Ap. 06.943.XXX/XXXX-XX 0 5.899 Yes Yes Ap. 06.943.XXX/XXXX-XX 0 7.969 Yes Yes Ap. 06.943.XXX/XXXX-XX 0 349.169 Yes Yes Ap. 06.943.XXX/XXXX-XX 0 572.754 Yes Yes Ap. 07.104.XXX/XXXX-XX 0 535.500 Yes Yes Ap. 07.104.XXX/XXXX-XX 0 341.089 Yes Yes Ap. 07.140.XXX/XXXX-XX 0 1.701.950 Yes Yes Ap. 07.140.XXX/XXXX-XX 0 50.000 Yes Yes Abs. 07.141.XXX/XXXX-XX 0 12.160 Yes Yes Abs. 07.141.XXX/XXXX-XX 0 345.900 Yes Yes Ap. 07.141.XXX/XXXX-XX 0 17.153 Yes Yes Ap. 07.191.XXX/XXXX-XX 0 2.105.533 Yes Yes Abs. 07.208.XXX/XXXX-XX 0 297.124 Yes Yes Ap. 07.237.XXX/XXXX-XX 0 604.659 Yes Yes Ap. 07.237.XXX/XXXX-XX 0 241.770 Yes Yes Ap. 07.237.XXX/XXXX-XX 0 42.233 Yes Yes Ap. 07.247.XXX/XXXX-XX 0 106.140 Yes Yes Ap. 07.418.XXX/XXXX-XX 0 105.435 Yes Yes Abs. 07.418.XXX/XXXX-XX 0 8.030.721 Yes Yes Abs. 07.506.XXX/XXXX-XX 0 6.157.224 Yes Yes Ap. 07.516.XXX/XXXX-XX 0 1.651.504 Yes Yes Ap. 07.516.XXX/XXXX-XX 0 1.289.659 Yes Yes Ap. 07.516.XXX/XXXX-XX 0 220.641 Yes Yes Ap. 07.516.XXX/XXXX-XX 0 602.461 Yes Yes Ap. 07.518.XXX/XXXX-XX 0 1.128.510 Yes Yes Ap. 07.536.XXX/XXXX-XX 0 8.472.371 Yes Yes Ap. 07.622.XXX/XXXX-XX 0 15.261.805 Yes Yes Ap. 07.647.XXX/XXXX-XX 0 17.205 Yes Yes Ap. 07.647.XXX/XXXX-XX 0 262.590 Yes Yes Abs. 07.724.XXX/XXXX-XX 0 1.506.285 Yes Yes Ap. 07.756.XXX/XXXX-XX 0 59.700 Yes Yes Ap. 07.760.XXX/XXXX-XX 0 46.466 Yes Yes Ap. 07.768.XXX/XXXX-XX 0 141.793 Yes Yes Ap. 07.820.XXX/XXXX-XX 0 26.943 Yes Yes Ap. 07.846.XXX/XXXX-XX 0 222.789 Yes Yes Ap. 07.889.XXX/XXXX-XX 0 135.735 Yes Yes Ap. 07.908.XXX/XXXX-XX 0 232.670 Yes Yes Ap. 07.940.XXX/XXXX-XX 0 1.480.439 Yes Yes Abs. 07.990.XXX/XXXX-XX 0 945.915 Yes Yes Ap. 08.075.XXX/XXXX-XX 0 181.920 Yes Yes Ap. 08.268.XXX/XXXX-XX 0 29.112 Yes Yes Abs. 08.278.XXX/XXXX-XX 0 186.978 Yes Yes Ap. 08.295.XXX/XXXX-XX 0 101.117.047 Yes Yes Ap. 08.336.XXX/XXXX-XX 0 1.561.518 Yes Yes Ap. 08.360.XXX/XXXX-XX 0 295.076 Yes Yes Ap. 08.360.XXX/XXXX-XX 0 564.095 Yes Yes Ap. 08.410.XXX/XXXX-XX 0 78.258 Yes Yes Ap. 08.428.XXX/XXXX-XX 0 105.720 Yes Yes Ap. 08.542.XXX/XXXX-XX 0 18.600 Yes Yes Ap. 08.561.XXX/XXXX-XX 0 2.047.000 Yes Yes Ap. 08.621.XXX/XXXX-XX 0 1.500 Yes Yes Ap. 08.621.XXX/XXXX-XX 0 639.055 Yes Yes Ap. 08.625.XXX/XXXX-XX 0 1.190.459 Yes Yes Ap. 08.640.XXX/XXXX-XX 0 40.898 Yes Yes Ap.

Balance    Deliberations Balance of    CPF/CNPJ Preferred    Common Shares    Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 08.765.XXX/XXXX-XX 0 89.765.545    Yes Yes Ap. - 08.788.XXX/XXXX-XX 0 121.750    Yes Yes Ap. - 08.863.XXX/XXXX-XX 0 67.387    Yes Yes Ap. - 09.001.XXX/XXXX-XX 0 1.507.400    Yes Yes Ap. - 09.073.XXX/XXXX-XX 0 5.075.099    Yes Yes Abs. - 09.089.XXX/XXXX-XX 0 2.197.652    Yes Yes Ap. - 09.089.XXX/XXXX-XX 0 240.056    Yes Yes Ap. - 09.170.XXX/XXXX-XX 0 1.411.430    Yes Yes Ap. - 09.330.XXX/XXXX-XX 0 194.083 Yes Yes Ap. - 09.336.XXX/XXXX-XX 0 210.000 Yes Yes Ap. - 09.336.XXX/XXXX-XX 0 79.700 Yes Yes Ap. - 09.343.XXX/XXXX-XX 0 255.400 Yes Yes Ap. - 09.559.XXX/XXXX-XX 0 1.274.127 Yes Yes Ap. - 09.567.XXX/XXXX-XX 0 192.414 Yes Yes Ap. - 09.593.XXX/XXXX-XX 0 155.564 Yes Yes Ap. - 09.593.XXX/XXXX-XX 0 4.130.487 Yes Yes Ap. - 09.620.XXX/XXXX-XX 0 522.394 Yes Yes Ap. - 09.627.XXX/XXXX-XX 0 145.138 Yes Yes Abs. - 10.205.XXX/XXXX-XX 0 10.918 Yes Yes Ap. - 10.374.XXX/XXXX-XX 0 709.529 Yes Yes Ap. - 10.374.XXX/XXXX-XX 0 872.515 Yes Yes Ap. - 10.378.XXX/XXXX-XX 0 1.309.323 Yes Yes Ap. - 10.400.XXX/XXXX-XX 0 1.720.000 Yes Yes Ap. - 10.419.XXX/XXXX-XX 0 297.847 Yes Yes Ap. - 10.569.XXX/XXXX-XX 0 538.600 Yes Yes Ap. - 10.596.XXX/XXXX-XX 0 8.852 Yes Yes Ap. - 10.688.XXX/XXXX-XX 0 43.519 Yes Yes Ap. - 10.700.XXX/XXXX-XX 0 11.197 Yes Yes Ap. - 10.700.XXX/XXXX-XX 0 2.435.668 Yes Yes Ap. - 10.792.XXX/XXXX-XX 0 54.340 Yes Yes Ap. - 10.935.XXX/XXXX-XX 0 451.319 Yes Yes Ap. - 11.030.XXX/XXXX-XX 0 2.277.061 Yes Yes Ap. - 11.116.XXX/XXXX-XX 0 1.134.489 Yes Yes Ap. - 11.184.XXX/XXXX-XX 0 19.281.879 Yes Yes Ap. - 11.306.XXX/XXXX-XX 0 729.815 Yes Yes Ap. - 11.350.XXX/XXXX-XX 0 26.136 Yes Yes Ap. - 11.357.XXX/XXXX-XX 0 672.035 Yes Yes Abs. - 11.386.XXX/XXXX-XX 0 139.304 Yes Yes Ap. - 11.729.XXX/XXXX-XX 0 153.564 Yes Yes Ap. - 11.741.XXX/XXXX-XX 0 155.900 Yes Yes Ap. - 11.748.XXX/XXXX-XX 0 4.077.500 Yes Yes Ap. - 11.841.XXX/XXXX-XX 0 1.094.715 Yes Yes Ap. - 11.906.XXX/XXXX-XX 0 505.147 Yes Yes Abs. - 12.023.XXX/XXXX-XX 0 33.963 Yes Yes Ap. - 12.094.XXX/XXXX-XX 0 13.200 Yes Yes Ap. - 12.133.XXX/XXXX-XX 0 442.800 Yes Yes Ap. - 12.151.XXX/XXXX-XX 0 11.223 Yes Yes Ap. - 12.219.XXX/XXXX-XX 0 2.649.463 Yes Yes Abs. - 12.318.XXX/XXXX-XX 0 571.750 Yes Yes Ap. - 12.436.XXX/XXXX-XX 0 82.688 Yes Yes Ap. - 12.525.XXX/XXXX-XX 0 184.222 Yes Yes Ap. - 13.168.XXX/XXXX-XX 0 98.332 Yes Yes Ap. - 13.429.XXX/XXXX-XX 0 82.569 Yes Yes Ap. - 13.593.XXX/XXXX-XX 0 108.115 Yes Yes Ap. - 13.709.XXX/XXXX-XX 0 908.624 Yes Yes Ap. - 13.725.XXX/XXXX-XX 0 245.803 Yes Yes Ap. - 13.782.XXX/XXXX-XX 0 22.275 Yes Yes Ap. - 13.796.XXX/XXXX-XX 0 477.650 Yes Yes Ap. - 13.834.XXX/XXXX-XX 0 827.195 Yes Yes Ap. - 13.834.XXX/XXXX-XX 0 1.077.058 Yes Yes Ap. - 13.973.XXX/XXXX-XX 0 399.227 Yes Yes Ap. - 13.981.XXX/XXXX-XX 0 152.908 Yes Yes Ap. - 13.981.XXX/XXXX-XX 0 841.966 Yes Yes Ap. - 14.012.XXX/XXXX-XX 0 2.580.831 Yes Yes Ap. - 14.027.XXX/XXXX-XX 0 1.252.521 Yes Yes Ap. - 14.067.XXX/XXXX-XX 0 300 Yes Yes Ap. - 14.204.XXX/XXXX-XX 0 117.913 Yes Yes Ap. - 14.339.XXX/XXXX-XX 0 1.702.885 Yes Yes Ap. - 14.366.XXX/XXXX-XX 0 205.133 Yes Yes Ap. - 14.541.XXX/XXXX-XX 0 477.925 Yes Yes Ap. - 14.549.XXX/XXXX-XX 0 204.185 Yes Yes Ap. - 14.693.XXX/XXXX-XX 0 550.500 Yes Yes Ap. - 14.819.XXX/XXXX-XX 0 1.018.889 Yes Yes Ap. - 14.963.XXX/XXXX-XX 0 50.000 Yes Yes Ap. -

Balance Deliberations Balance of CPF/CNPJ Preferred Common Shares Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 14.988.XXX/XXXX-XX 0 1.416.601 Yes Yes — Ap. — — 15.078.XXX/XXXX-XX 0 67.211 Yes Yes — Ap. 15.085.XXX/XXXX-XX 0 167.598 Yes Abs. — Ap. 15.189.XXX/XXXX-XX 0 637.283 Yes Yes — Ap. 15.231.XXX/XXXX-XX 0 14.200 Yes Yes — Ap. 15.231.XXX/XXXX-XX 0 11.686 Yes Yes — Ap. 15.265.XXX/XXXX-XX 0 12.600 Yes Yes — Ap. 15.272.XXX/XXXX-XX 0 486.867 Yes Yes — Ap. 15.305.XXX/XXXX-XX 0 22.398 Yes Yes — Ap. 15.305.XXX/XXXX-XX 0 241.575 Yes Yes — Ap. 15.305.XXX/XXXX-XX 0 16.303 Yes Yes — Ap. 15.493.XXX/XXXX-XX 0 23.355 Yes Yes — Ap. 15.568.XXX/XXXX-XX 0 478.674 Yes Yes — Ap. 15.594.XXX/XXXX-XX 0 1.039.094 Yes Yes — Ap. 15.628.XXX/XXXX-XX 0 31.800 Yes Yes — Ap. 15.819.XXX/XXXX-XX 0 74.900 Yes Yes — Ap. 16.573.XXX/XXXX-XX 0 11.203 Yes Yes — Ap. 16.816.XXX/XXXX-XX 0 281.600 Yes Yes — Ap. 16.816.XXX/XXXX-XX 0 4.606.436 Yes Yes — Ap. 16.839.XXX/XXXX-XX 0 120.000 Yes Yes — Ap. 16.878.XXX/XXXX-XX 0 104.400 Yes Yes — Abs. 16.947.XXX/XXXX-XX 0 653.000 Yes Yes — Ap. 16.947.XXX/XXXX-XX 0 2.531.000 Yes Yes — Ap. 16.947.XXX/XXXX-XX 0 38.761.682 Yes Yes — Ap. 16.947.XXX/XXXX-XX 0 3.898.990 Yes Yes — Ap. 17.021.XXX/XXXX-XX 0 369.680 Yes Yes — Ap. 17.161.XXX/XXXX-XX 0 313.736 Yes Yes — Ap. 17.181.XXX/XXXX-XX 0 70.675 Yes Yes — Ap. 17.209.XXX/XXXX-XX 0 16.000 Yes Yes — Ap. 17.647.XXX/XXXX-XX 0 42.017 Yes Yes — Ap. 17.858.XXX/XXXX-XX 0 580.497 Yes Yes — Ap. 17.934.XXX/XXXX-XX 0 649.143 Yes Yes — Ap. 18.030.XXX/XXXX-XX 0 109.536 Yes Yes — Ap. 18.149.XXX/XXXX-XX 0 198.246 Yes Yes — Ap. 18.158.XXX/XXXX-XX 0 3.385.272 Yes Yes — Ap. 18.214.XXX/XXXX-XX 0 154.263 Yes Yes — Ap. 18.270.XXX/XXXX-XX 0 83.692 Yes Yes — Ap. 18.279.XXX/XXXX-XX 0 77.653 Yes Yes — Ap. 18.497.XXX/XXXX-XX 0 20.857 Yes Yes — Ap. 18.497.XXX/XXXX-XX 0 28.086 Yes Yes — Ap. 18.550.XXX/XXXX-XX 0 31.700 Yes Yes — Ap. 18.689.XXX/XXXX-XX 0 281.890 Yes Yes — Ap. 18.924.XXX/XXXX-XX 0 89.010 Yes Yes — Ap. 19.184.XXX/XXXX-XX 0 123.828 Yes Yes — Ap. 19.410.XXX/XXXX-XX 0 14.863 Yes Yes — Ap. 19.449.XXX/XXXX-XX 0 24.503 Yes Yes — Ap. 19.530.XXX/XXXX-XX 0 2.880.864 Yes Yes — Ap. 19.573.XXX/XXXX-XX 0 140.590 Yes Yes — Ap. 19.754.XXX/XXXX-XX 0 1.985.056 Yes Yes — Ap. 19.808.XXX/XXXX-XX 0 437.254 Yes Yes — Ap. 19.822.XXX/XXXX-XX 0 2.849.730 Yes Yes — Ap. 19.874.XXX/XXXX-XX 0 689.107 Yes Yes — Abs. 19.874.XXX/XXXX-XX 0 427.264 Yes Yes — Abs. 19.947.XXX/XXXX-XX 0 70.720 Yes Yes — Ap. 19.974.XXX/XXXX-XX 0 11.241 Yes Yes — Ap. 20.196.XXX/XXXX-XX 0 9.515.534 Yes Yes — Ap. 20.270.XXX/XXXX-XX 0 5.329.934 Yes Yes — Ap. 20.397.XXX/XXXX-XX 0 370.242 Yes Yes — Ap. 20.447.XXX/XXXX-XX 0 36.205 Yes Yes — Ap. 20.457.XXX/XXXX-XX 0 500 Yes Yes — Ap. 20.544.XXX/XXXX-XX 0 396 Yes Yes — Ap. 20.544.XXX/XXXX-XX 0 137.600 Yes Yes — Ap. 20.849.XXX/XXXX-XX 0 17.711 Yes Yes — Ap. 21.242.XXX/XXXX-XX 0 85.608 Yes Yes — Ap. 21.325.XXX/XXXX-XX 0 12.246 Yes Yes — Ap. 21.469.XXX/XXXX-XX 0 73.854 Yes Yes — Ap. 21.542.XXX/XXXX-XX 0 25.128 Yes Yes — Ap. 21.561.XXX/XXXX-XX 0 89.243 Yes Yes — Ap. 21.703.XXX/XXXX-XX 0 12.118 Yes Yes — Ap. 21.760.XXX/XXXX-XX 0 42.356 Yes Yes — Ap. 21.826.XXX/XXXX-XX 0 91.763 Yes Yes — Ap. 21.962.XXX/XXXX-XX 0 1.055.865 Yes Yes — Ap. 22.011.XXX/XXXX-XX 0 330.000 Yes Yes — Ap. 22.166.XXX/XXXX-XX 0 254.035 Yes Yes — Ap. 22.321.XXX/XXXX-XX 0 1.726.638 Yes Yes — Ap.

Balance Deliberations Balance of CPF/CNPJ Preferred Common Shares Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 22.360.XXX/XXXX-XX 0 235.987 Yes Yes — Ap. 22.403.XXX/XXXX-XX 0 605.889 Yes Yes — Ap. 22.420.XXX/XXXX-XX 0 89.485 Yes Yes — Ap. 22.630.XXX/XXXX-XX 0 96.175 Yes Yes — Ap. 22.630.XXX/XXXX-XX 0 465.437 Yes Yes — Ap. 22.630.XXX/XXXX-XX 0 34.005 Yes Yes — Ap. 22.935.XXX/XXXX-XX 0 28.960 Yes Yes — Ap. 22.954.XXX/XXXX-XX 0 40.931 Yes Yes — Ap. 23.041.XXX/XXXX-XX 0 84.718 Yes Yes — Ap. 23.127.XXX/XXXX-XX 0 231.650 Yes Yes — Ap. 23.487.XXX/XXXX-XX 0 170.200 Yes Yes — Ap. 23.525.XXX/XXXX-XX 0 349.950 Yes Yes — Ap. 23.572.XXX/XXXX-XX 0 125.000 Yes Yes — Ap. 23.590.XXX/XXXX-XX 0 65.761 Yes Yes — Ap. 23.794.XXX/XXXX-XX 0 2.320.416 Yes Yes — Abs. 23.794.XXX/XXXX-XX 0 279.680 Yes Yes — Ap. 23.874.XXX/XXXX-XX 0 3.381.671 Yes Yes — Ap. 23.952.XXX/XXXX-XX 0 54.728 Yes Yes — Ap. 23.952.XXX/XXXX-XX 0 27.800 Yes Yes — Ap. 24.158.XXX/XXXX-XX 0 56.246 Yes Yes — Ap. 24.548.XXX/XXXX-XX 0 4.975 Yes Yes — Ap. 24.676.XXX/XXXX-XX 0 2.196.110 Yes Yes — Ap. 24.728.XXX/XXXX-XX 0 33.300 Yes Yes — Ap. 24.728.XXX/XXXX-XX 0 56.000 Yes Yes — Ap. 24.728.XXX/XXXX-XX 0 3.800 Yes Yes — Ap. 24.779.XXX/XXXX-XX 0 808.260 Yes Yes — Ap. 24.849.XXX/XXXX-XX 0 823.358 Yes Yes — Ap. 24.935.XXX/XXXX-XX 0 415.283 Yes Yes — Ap. 24.945.XXX/XXXX-XX 0 436.280 Yes Yes — Ap. 25.138.XXX/XXXX-XX 0 90.300 Yes Yes — Ap. 25.138.XXX/XXXX-XX 0 341.200 Yes Yes — Ap. 25.220.XXX/XXXX-XX 0 15.300 Yes Yes — Ap. 25.715.XXX/XXXX-XX 0 159.237 Yes Yes — Ap. 26.160.XXX/XXXX-XX 0 615.650 Yes Yes — Ap. 26.191.XXX/XXXX-XX 0 14.400 Yes Yes — Ap. 26.366.XXX/XXXX-XX 0 219.267 Yes Yes — Ap. 26.431.XXX/XXXX-XX 0 2.835.942 Yes Yes — Ap. 26.547.XXX/XXXX-XX 0 54.200 Yes Yes — Ap. 26.565.XXX/XXXX-XX 0 300.400 Yes Yes — Ap. 26.646.XXX/XXXX-XX 0 8.358 Yes Yes — Ap. 26.755.XXX/XXXX-XX 0 237.821 Yes Yes — Ap. 27.074.XXX/XXXX-XX 0 27.393 Yes Yes — Ap. 27.084.XXX/XXXX-XX 0 16.950 Yes Yes — Ap. 27.084.XXX/XXXX-XX 0 102.550 Yes Yes — Ap. 27.463.XXX/XXXX-XX 0 44.150 Yes Yes — Ap. 27.532.XXX/XXXX-XX 0 1.887 Yes Yes — Ap. 27.545.XXX/XXXX-XX 0 30.246 Yes Yes — Ap. 27.648.XXX/XXXX-XX 0 4.150 Yes Yes — Ap. 27.680.XXX/XXXX-XX 0 161.250 Yes Yes — Ap. 27.703.XXX/XXXX-XX 0 258.070 Yes Yes — Ap. 27.703.XXX/XXXX-XX 0 555.830 Yes Yes — Ap. 27.714.XXX/XXXX-XX 0 48.800 Yes Yes — Ap. 27.778.XXX/XXXX-XX 0 1.100 Yes Yes — Ap. 27.778.XXX/XXXX-XX 0 450 Yes Yes — Ap. 27.778.XXX/XXXX-XX 0 278.450 Yes Yes — Ap. 27.844.XXX/XXXX-XX 0 12.465 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 1.223.900 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 607.273 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 104.515 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 132.088 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 1.763.804 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 829.771 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 293.517 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 12.841.410 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 488.530 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 8.861.512 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 2.058.601 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 1.293.072 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 98.974 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 36.495 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 82.403 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 159.747 Yes Yes — Ap. 27.866.XXX/XXXX-XX 0 12.744 Yes Yes — Ap. 28.038.XXX/XXXX-XX 0 93.660 Yes Yes — Ap. 28.072.XXX/XXXX-XX 0 276.053 Yes Yes — Ap.

Balance Deliberations Balance of CPF/CNPJ Preferred Common Shares Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 28.148.XXX/XXXX-XX 0 1.002.535 Yes Yes — Ap. 28.734.XXX/XXXX-XX 0 116.650 Yes Yes — Ap. 28.896.XXX/XXXX-XX 0 18.000 Yes Yes — Ap. 28.979.XXX/XXXX-XX 0 28.500 Yes Yes — Ap. 28.979.XXX/XXXX-XX 0 18.800 Yes Yes — Ap. 28.979.XXX/XXXX-XX 0 283.860 Yes Yes — Ap. 29.054.XXX/XXXX-XX 0 404.100 Yes Yes — Abs. 29.183.XXX/XXXX-XX 0 42.300 Yes Yes — Ap. 29.264.XXX/XXXX-XX 0 8.441 Yes Yes — Ap. 29.264.XXX/XXXX-XX 0 45.400 Yes Yes — Ap. 29.273.XXX/XXXX-XX 0 80.045 Yes Yes — Ap. 29.441.XXX/XXXX-XX 0 952.050 Yes Yes — Ap. 29.485.XXX/XXXX-XX 0 250.657 Yes Yes — Ap. 29.571.XXX/XXXX-XX 0 55.200 Yes Yes — Ap. 29.951.XXX/XXXX-XX 0 49.132 Yes Yes — Ap. 30.066.XXX/XXXX-XX 0 29.400 Yes Yes — Ap. 30.254.XXX/XXXX-XX 0 32.350 Yes Yes — Ap. 30.254.XXX/XXXX-XX 0 228.138 Yes Yes — Ap. 30.291.XXX/XXXX-XX 0 47.400 Yes Yes — Ap. 30.515.XXX/XXXX-XX 0 62.050 Yes Yes — Ap. 30.769.XXX/XXXX-XX 0 307.806 Yes Yes — Ap. 30.855.XXX/XXXX-XX 0 291.356 Yes Yes — Ap. 30.918.XXX/XXXX-XX 0 121.152 Yes Yes — Ap. 30.918.XXX/XXXX-XX 0 885.297 Yes Yes — Ap. 31.050.XXX/XXXX-XX 0 314.450 Yes Yes — Ap. 31.362.XXX/XXXX-XX 0 96.600 Yes Yes — Ap. 31.502.XXX/XXXX-XX 0 3.243.723 Yes Yes — Ap. 31.577.XXX/XXXX-XX 0 11.000 Yes Yes — Ap. 31.591.XXX/XXXX-XX 0 3.538 Yes Yes — Ap. 31.814.XXX/XXXX-XX 0 3.397.112 Yes Yes — Ap. 31.829.XXX/XXXX-XX 0 1.164.000 Yes Yes — Ap. 31.978.XXX/XXXX-XX 0 12.356 Yes Yes — Ap. 31.978.XXX/XXXX-XX 0 3.309.283 Yes Yes — Ap. 32.106.XXX/XXXX-XX 8.500 53.424 Yes Yes — Ap. 32.131.XXX/XXXX-XX 0 2.000 Yes Yes — Ap. 32.642.XXX/XXXX-XX 0 5.700 Yes Yes — Ap. 32.776.XXX/XXXX-XX 0 8.972 Yes Yes — Ap. 32.974.XXX/XXXX-XX 0 881.845 Yes Yes — Ap. 33.080.XXX/XXXX-XX 0 38.423 Yes Yes — Ap. 33.121.XXX/XXXX-XX 0 14.512 Yes Yes — Ap. 33.166.XXX/XXXX-XX 0 60.000 Yes Yes — Ap. 33.606.XXX/XXXX-XX 0 1.500 Yes Yes — Ap. 33.783.XXX/XXXX-XX 0 95.900 Yes Yes — Ap. 33.829.XXX/XXXX-XX 0 74.800 Yes Yes — Ap. 33.913.XXX/XXXX-XX 0 1.600 Yes Yes — Ap. 33.913.XXX/XXXX-XX 0 3.300 Yes Yes — Abs. 33.968.XXX/XXXX-XX 0 196.100 Yes Yes — Ap. 34.286.XXX/XXXX-XX 0 131.300 Yes Yes — Abs. 34.386.XXX/XXXX-XX 0 3.000 Yes Yes — Ap. 34.401.XXX/XXXX-XX 0 9.200 Yes Yes — Ap. 34.401.XXX/XXXX-XX 0 46.300 Yes Yes — Ap. 34.401.XXX/XXXX-XX 0 77.700 Yes Yes — Ap. 34.401.XXX/XXXX-XX 0 10.015 Yes Yes — Ap. 34.541.XXX/XXXX-XX 0 42.000 Yes Yes — Ap. 34.825.XXX/XXXX-XX 0 615 Yes Yes — Ap. 35.036.XXX/XXXX-XX 0 23.600 Yes Yes — Ap. 35.036.XXX/XXXX-XX 0 42.200 Yes Yes — Ap. 35.075.XXX/XXXX-XX 0 3.561 Yes Yes — Ap. 35.087.XXX/XXXX-XX 0 10.000 Yes Yes — Ap. 35.768.XXX/XXXX-XX 0 1.211.700 Yes Yes — Ap. 97.538.XXX/XXXX-XX 0 205.005 Yes Yes — Ap. 97.538.XXX/XXXX-XX 0 3.535.132 Yes Yes — Ap. 97.538.XXX/XXXX-XX 0 81.499 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 638.102 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 82.113 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 3.337.383 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 327.579 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 1.602.085 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 949.600 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 727.300 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 511.352 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 1.125.063 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 3.536.619 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 20.000.660 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 4.411.186 Yes Yes — Ap.

Balance Deliberations Balance of CPF/CNPJ Preferred Common Shares Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 97.539.XXX/XXXX-XX 0 16.914.710 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 1.597.262 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 4.284.280 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 93.948 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 1.448.672 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 633.623 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 8.910.240 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 1.191.195 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 1.151 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 38.477 Yes Yes — Ap. 97.539.XXX/XXXX-XX 0 32.169 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 249.716 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 5.037.789 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 463.612 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 527.242 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 241.025 Yes Yes — Abs. 97.540.XXX/XXXX-XX 0 14.996.319 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 379.661 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 43.951 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 49.312.018 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 10.205.852 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 7.212.943 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 8.118.334 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 2.368.557 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 27.727.118 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 61.700 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 5.327.346 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 1.307.216 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 56.677 Yes Yes — Ap. 97.540.XXX/XXXX-XX 0 9.356.452 Yes Yes — Rej. 97.540.XXX/XXXX-XX 0 695.102 Yes Yes — Ap. 29.925.XXX/XXXX-XX 0 2.789.327 Yes Yes — Ap. 32.081.XXX/XXXX-XX 0 66.400 Yes Yes — Ap. 29.925.XXX/XXXX-XX 0 1.118.073 Yes Yes — Ap. 29.925.XXX/XXXX-XX 0 427.000 Yes Yes — Ap. 29.925.XXX/XXXX-XX 0 195.842 Yes Yes — Ap. 29.926.XXX/XXXX-XX 0 1.502.336 Yes Yes — Ap. 29.203.XXX/XXXX-XX 0 33.600 Yes Yes — Ap. 11.423.XXX/XXXX-XX 0 98.088 Yes Yes — Ap. 19.754.XXX/XXXX-XX 0 495 Yes Yes — Ap. 31.640.XXX/XXXX-XX 0 565.181 Yes Yes — Ap. 21.233.XXX/XXXX-XX 0 77.551 Yes Yes — Ap. 11.324.XXX/XXXX-XX 0 9.072 No No — Ap. 10.263.XXX/XXXX-XX 0 127.449 No Yes — Ap. 10.519.XXX/XXXX-XX 0 139.249 No No — Ap. 15.341.XXX/XXXX-XX 0 187.000 No No — Ap. 10.975.XXX/XXXX-XX 0 414.917 No No — Ap. 11.026.XXX/XXXX-XX 0 851.200 No No — Ap. 12.068.XXX/XXXX-XX 0 2.525.953 No Yes — Ap. 13.022.XXX/XXXX-XX 0 34.177 No No — Ap. 16.653.XXX/XXXX-XX 0 99.200 No No — Ap. 10.643.XXX/XXXX-XX 0 165.797 No No — Ap. 10.780.XXX/XXXX-XX 0 464.900 No No — Ap. 12.068.XXX/XXXX-XX 0 3.770.200 No Yes — Ap. 13.362.XXX/XXXX-XX 0 485.466 No No — Ap. 19.168.XXX/XXXX-XX 0 692.200 No No — Ap. 19.236.XXX/XXXX-XX 0 26.200 No No — Ap. 19.244.XXX/XXXX-XX 0 13.096 No No — Ap. 19.449.XXX/XXXX-XX 0 3.900 No No — Ap. 19.837.XXX/XXXX-XX 0 604.613 No Yes — Ap. 21.166.XXX/XXXX-XX 0 24.090 No No — Ap. 22.875.XXX/XXXX-XX 0 200.670 No No — Ap. 19.910.XXX/XXXX-XX 0 86.090 No No — Ap. 20.026.XXX/XXXX-XX 0 1.300 No No — Ap. 21.403.XXX/XXXX-XX 0 8.007 No No — Ap. 22.410.XXX/XXXX-XX 0 173.193 No Yes — Ap. 24.707.XXX/XXXX-XX 0 19.900 No No — Ap. 25.271.XXX/XXXX-XX 0 28.008 No Yes — Ap. 20.622.XXX/XXXX-XX 0 440.603 No No — Ap. 24.569.XXX/XXXX-XX 0 97.830 No No — Ap. 27.526.XXX/XXXX-XX 0 37.846 No Yes — Ap. 20.196.XXX/XXXX-XX 0 1.544.866 No No — Ap. 28.072.XXX/XXXX-XX 0 10.400 No No — Ap. 22.896.XXX/XXXX-XX 0 549.561 No No — Ap.

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations																																						
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	13	14	15	16	17
22.935.XXX/XXXX-XX	0	10.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
24.548.XXX/XXXX-XX	0	243.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
28.271.XXX/XXXX-XX	0	53.904	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	359.489	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	219.946	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	798.895	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	95.950	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
31.477.XXX/XXXX-XX	0	1.650.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
31.528.XXX/XXXX-XX	0	90.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
31.766.XXX/XXXX-XX	0	449.103	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
34.490.XXX/XXXX-XX	0	92.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	1.076.464	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
31.751.XXX/XXXX-XX	0	213.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	3.284.829	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
30.450.XXX/XXXX-XX	0	6.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
31.814.XXX/XXXX-XX	0	649.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.838.XXX/XXXX-XX	0	139.047.051	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	172.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	189.040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.986.XXX/XXXX-XX	0	11.818.837	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	322.971	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
05.987.XXX/XXXX-XX	0	1.245.342	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
05.838.XXX/XXXX-XX	0	4.194.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	889.997	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	321.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.987.XXX/XXXX-XX	0	1.183.996	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
07.418.XXX/XXXX-XX	0	168.689	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
07.046.XXX/XXXX-XX	0	630.651	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
73.232.XXX/XXXX-XX	0	4.454.214	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
07.377.XXX/XXXX-XX	0	578.347	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
08.579.XXX/XXXX-XX	0	1.716.957	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
07.940.XXX/XXXX-XX	0	250.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
08.857.XXX/XXXX-XX	0	5.959.488	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
08.640.XXX/XXXX-XX	0	205.036	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
07.889.XXX/XXXX-XX	0	171.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
09.094.XXX/XXXX-XX	0	17.566	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
09.299.XXX/XXXX-XX	0	8.022.566	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
09.518.XXX/XXXX-XX	0	23.180.593	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
97.540.XXX/XXXX-XX	0	114.255	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
10.539.XXX/XXXX-XX	0	59.735	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
13.442.XXX/XXXX-XX	0	181.892	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
19.893.XXX/XXXX-XX	0	6.777.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
29.394.XXX/XXXX-XX	0	2.020.749	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
29.522.XXX/XXXX-XX	0	189.895	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
34.401.XXX/XXXX-XX	0	1.298.219	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	11.310.526	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
05.987.XXX/XXXX-XX	0	11.699.611	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
06.046.XXX/XXXX-XX	0	56.683	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
06.239.XXX/XXXX-XX	0	1.765.753	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
06.943.XXX/XXXX-XX	0	10.835.150	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
07.345.XXX/XXXX-XX	0	117.279	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
08.639.XXX/XXXX-XX	0	782.040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
09.048.XXX/XXXX-XX	0	290.838	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	Ap.	-	-	-	-
97.540.XXX/XXXX-XX	0	4.656.556	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	-	-	-	-
05.449.XXX/XXXX-XX	0	230.640	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.480.XXX/XXXX-XX	0	3.064.890	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	1.444.826	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Abs.	-	-	-	-
05.839.XXX/XXXX-XX	0	2.695	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	12.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.839.XXX/XXXX-XX	0	107.253	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.840.XXX/XXXX-XX	0	414.387	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.987.XXX/XXXX-XX	0	4.338.288	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.987.XXX/XXXX-XX	0	3.316.135	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
05.987.XXX/XXXX-XX	0	58.386	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
05.988.XXX/XXXX-XX	0	1.181.009	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Abs.	-	-	-	-
07.345.XXX/XXXX-XX	0	6.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
07.392.XXX/XXXX-XX	0	320.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
07.496.XXX/XXXX-XX	0	44.378	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
08.275.XXX/XXXX-XX	0	174.377	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
08.520.XXX/XXXX-XX	0	7.982	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
08.548.XXX/XXXX-XX	0	399.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
09.116.XXX/XXXX-XX	0	61.155	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
09.163.XXX/XXXX-XX	0	5.974.191	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
09.286.XXX/XXXX-XX	0	1.473.050	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
09.841.XXX/XXXX-XX	0	51.890	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations																																							
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	13	14	15	16	17
10.378.XXX/XXXX-XX	0	782.017	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
10.378.XXX/XXXX-XX	0	226.781	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
10.381.XXX/XXXX-XX	0	9.977	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
10.553.XXX/XXXX-XX	0	1.226.913	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
10.678.XXX/XXXX-XX	0	11.463	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
11.132.XXX/XXXX-XX	0	352.585	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
11.435.XXX/XXXX-XX	0	831.051	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
11.811.XXX/XXXX-XX	0	3.641.050	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
11.847.XXX/XXXX-XX	0	1.287.084	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
12.068.XXX/XXXX-XX	0	140.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
12.458.XXX/XXXX-XX	0	2.540	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
13.562.XXX/XXXX-XX	0	272.672	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
14.240.XXX/XXXX-XX	0	173.550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
14.265.XXX/XXXX-XX	0	105.191	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
15.248.XXX/XXXX-XX	0	787.581	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Abs.	-	-	-	-
15.265.XXX/XXXX-XX	0	224.180	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
16.990.XXX/XXXX-XX	0	175.181	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
16.997.XXX/XXXX-XX	0	373.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
17.036.XXX/XXXX-XX	0	176.895	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
17.839.XXX/XXXX-XX	0	33.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
19.530.XXX/XXXX-XX	0	59.248	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
19.893.XXX/XXXX-XX	0	91.124	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
20.065.XXX/XXXX-XX	0	565.047	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
20.270.XXX/XXXX-XX	0	214.155	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
20.322.XXX/XXXX-XX	0	2.081.608	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
20.796.XXX/XXXX-XX	0	402.486	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
21.086.XXX/XXXX-XX	0	950	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
23.020.XXX/XXXX-XX	0	167.767	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
23.516.XXX/XXXX-XX	0	456.638	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
23.840.XXX/XXXX-XX	0	34.670	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
24.917.XXX/XXXX-XX	0	7.105	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
26.264.XXX/XXXX-XX	0	50.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
26.788.XXX/XXXX-XX	0	17.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
27.222.XXX/XXXX-XX	0	55.091	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
27.289.XXX/XXXX-XX	0	117.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
30.515.XXX/XXXX-XX	0	1.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
30.855.XXX/XXXX-XX	0	228.265	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
31.128.XXX/XXXX-XX	0	5.818.563	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
31.128.XXX/XXXX-XX	0	914.323	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
31.322.XXX/XXXX-XX	0	2.278.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
31.669.XXX/XXXX-XX	0	258.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
31.914.XXX/XXXX-XX	0	1.646.409	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
32.358.XXX/XXXX-XX	0	482.242	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
32.497.XXX/XXXX-XX	0	3.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
33.020.XXX/XXXX-XX	0	85.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
33.047.XXX/XXXX-XX	0	450.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
33.754.XXX/XXXX-XX	0	124.865.236	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
33.814.XXX/XXXX-XX	0	26.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
34.357.XXX/XXXX-XX	0	10.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
34.887.XXX/XXXX-XX	0	730.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
35.450.XXX/XXXX-XX	0	707.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
35.595.XXX/XXXX-XX	0	10.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
97.523.XXX/XXXX-XX	0	121.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
97.539.XXX/XXXX-XX	0	38.133	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
97.539.XXX/XXXX-XX	0	1.853.580	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
97.539.XXX/XXXX-XX	0	147.656	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
97.539.XXX/XXXX-XX	0	18.367	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	-	-	-	-
97.539.XXX/XXXX-XX	0	489.190	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
09.605.XXX/XXXX-XX	0	299.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
09.005.XXX/XXXX-XX	0	263.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
08.973.XXX/XXXX-XX	0	278.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
08.973.XXX/XXXX-XX	0	678.040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
08.973.XXX/XXXX-XX	0	1.344.396	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
08.039.XXX/XXXX-XX	0	105.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
08.038.XXX/XXXX-XX	0	58.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
07.593.XXX/XXXX-XX	0	7.993.573	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
07.098.XXX/XXXX-XX	0	48.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
33.843.XXX/XXXX-XX	0	937.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
33.611.XXX/XXXX-XX	0	2.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
33.570.XXX/XXXX-XX	0	61.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
30.530.XXX/XXXX-XX	0	747.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
29.941.XXX/XXXX-XX	0	100.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
29.258.XXX/XXXX-XX	0	843.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
26.764.XXX/XXXX-XX	0	194.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
02.231.XXX/XXXX-XX	0	8.160	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
19.160.XXX/XXXX-XX	0	256.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-
18.324.XXX/XXXX-XX	0	1.565.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	-	-	-	-

Balance Deliberations    Balance of    CPF/CNPJ Preferred    Common Shares                Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 16 17 18.270.XXX/XXXX-XX 0 60.300—Abs. Abs. Ap. 17.817.XXX/XXXX-XX 0 36.785—Abs. Abs. Ap. 14.628.XXX/XXXX-XX 0 1.154.726—Abs. Abs. Ap. 14.091.XXX/XXXX-XX 0 6.729—Abs. Abs. Ap. 13.998.XXX/XXXX-XX 0 86.170—Abs. Abs. Ap. 12.586.XXX/XXXX-XX 0 123.000—Abs. Abs. Ap. 10.418.XXX/XXXX-XX 0 94.300—Abs. Abs. Ap. 10.392.XXX/XXXX-XX 0 92.550—Abs. Abs. Ap. 10.214.XXX/XXXX-XX 0 831.815—Abs. Abs. Ap. 14.713.XXX/XXXX-XX 0 5.694.036—Abs. Abs. Abs. 09.013.XXX/XXXX-XX 0 788.745—Abs. Abs. Abs. 51.990.XXX/XXXX-XX 0 4.064.452—Abs. Abs. Abs. 71.739.XXX/XXXX-XX 0 8.300—Abs. Abs. Abs. 00.463.XXX/XXXX-XX 0 84.764—Abs. Abs. Abs. 03.660.XXX/XXXX-XX 0 2.504.257—Abs. Abs. Abs. 30.447.XXX/XXXX-XX 0 349.713—Abs. Abs. Abs. 24.752.XXX/XXXX-XX 0 3.864.827—Abs. Abs. Abs. 96.498.XXX/XXXX-XX 0 131.804—Abs. Abs. Abs. 15.694.XXX/XXXX-XX 0 173.127—Abs. Abs. Abs. 20.861.XXX/XXXX-XX 0 37.300 Abs. Abs. 24.623.XXX/XXXX-XX 0 33.300 Abs. Abs. 14.213.XXX/XXXX-XX 0 1.164.000 Abs. Abs. 12.987.XXX/XXXX-XX 0 717.400 Abs. Abs. 14.623.XXX/XXXX-XX 50.300 0 Ap. Ap. 33.814.XXX/XXXX-XX 4.800 58.100 Ap. Ap. 10.916.XXX/XXXX-XX 706.517 6.474.107 Rej. Rej. 28.394.XXX/XXXX-XX 5.700 144.200 Rej. Rej. 33.580.XXX/XXXX-XX 79.600 1.000.626 Rej. Rej. 07.418.XXX/XXXX-XX 52.750 2.613.270 Rej. Rej. 07.140.XXX/XXXX-XX 10.345 120.515 Rej. Rej. 97.539.XXX/XXXX-XX 12.526 764.090 Rej. Rej. Description: Ordinary agenda 1) Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2019 2) Resolthe allo fog Ma ual a aila le at: https://.itau.Ðo. elao eses/listgÆŒoup.aspÇ†?idCa al=SÆ‹j lÏeBRjH/MQguguage= e 3) Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the board of directors by candidate—Total members to be elected: 12—Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs) 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Fábio Colletti Barbosa (Independent member) 5.4) Frederico Trajano Inácio (Independent member) 5.5) Gustavo Jorge Laboissière Loyola (Independent member) 5.6) João Moreira Salles 5.7) José Galló (Independent member) 5.8) Marco Ambrogio Crespi Bonomi (Independent member) 5.9) Pedro Luiz Bodin de Moraes (Independent member) 5.10) Pedro Moreira Salles 5.11) Ricardo Villela Marino 5.12) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.] 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Fábio Colletti Barbosa (Independent member) 7.4) Frederico Trajano Inácio (Independent member) 7.5) Gustavo Jorge Laboissière Loyola (Independent member) 7.6) João Moreira Salles 7.7) José Galló (Independent member) 7.8) Marco Ambrogio Crespi Bonomi (Independent member) 7.9) Pedro Luiz Bodin de Moraes (Independent member) 7.10) Pedro Moreira Salles 7.11) Ricardo Villela Marino 7.12) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the fiscal council by candidate—Total members to be elected: 2—Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election) 12.1) Alkimar Ribeiro Moura (effective) / João Costa (alternate) 12.2) José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (alternate) 13) Separate election of the fiscal council—Preferred shares—Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights without voting or restricted voting rights 14) Resolt alloÐated to the of the e ïe s of the Cop a Ç‡’s Boa d of OffiÐe s a d Boa d of DiÆŒet oÆŒs iŶ the total ao uŶt of R$15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council Extraordinary agenda 16) Amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company take out civil liability insurance (D&O) or entering into an indemnity contract in favor of its directors and officers 17) Consolidate the Bylaws, with the amendments mentioned above (*) This efes to the total eug the ued pe et age dui g the pei od of thee ŵoŶths, at least, pi o to the Geeal Stokholdes’ Meetig po ided fo iŶ paag ap h of At iÐle ÏÏ°Ï of La No. Ï²,Ï°Ï¬Ï°/Ï³Ï². Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, May 8, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations